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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 5)


                           Teekay Shipping Corporation
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                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   Y8564W 10 3
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                                 (CUSIP Number)

                                December 31, 2001
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)
     [ ]  Rule 13d-1(c)
     [X]  Rule 13d-1(d)

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CUSIP NO. Y8564W 10 3                 13G
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1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only)
      Cirrus Trust
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2.    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)
      (b)
--------------------------------------------------------------------------------
3.    SEC Use Only


--------------------------------------------------------------------------------
4.    Citizenship or Place of Organization

      Organized under the laws of the Turks and Caicos Islands.
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               5.    Sole Voting Power

                     13,427,397
NUMBER OF      -----------------------------------------------------------------
SHARES         6.    Shared Voting Power
BENEFICIALLY
OWNED BY             0
EACH           -----------------------------------------------------------------
REPORTING      7.    Sole Dispositive Power
PERSON
WITH                 13,427,397
               -----------------------------------------------------------------
               8.    Shared Dispositive Power

                     0
--------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      13,427,397
--------------------------------------------------------------------------------
10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
      (See Instructions)

--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)

      34.0%
--------------------------------------------------------------------------------
12.   Type of Reporting Person (See Instructions)

      00
--------------------------------------------------------------------------------


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ITEM 1.

          (a)  Name of Issuer

     This Schedule 13G relates to Teekay Shipping Corporation, a Marshall Islands corporation (the "Company").

          (b)  Address of Issuer's Principal Executive Offices

     The Company's principal executive headquarters are located at TK House, Bayside Executive Park, West Bay Street & Blake Road, P.O. Box AP-59213, Nassau, Bahamas.

ITEM 2.

          (a)  Name of Person Filing

     This Schedule 13G relates to Cirrus Trust.

          (b)  Address of Principal Business Office or, if None, Residence

     The business address of the reporting person is Tradewinds Trust Co. Ltd., Box 228, Temple Building, Leeward Highway, Providenciales, Turks and Caicos Islands, British West Indies.

          (c)  Citizenship

     Cirrus Trust is a trust organized under the laws of the Turks and Caicos Islands.

          (d)  Title of Class of Securities

     This Schedule 13G relates to the Company's common stock, $0.001 par value per share (the "Common Stock").

          (e)  CUSIP Number

     The CUSIP Number for the Company's Common Stock is Y8564W 10 3.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

          (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.

          (b)  [ ]  Bank as defined in Section 3(a)(6) of the Exchange Act.

          (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.


                                  Page 3 of 5

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          (d)  [ ]  Investment company registered under Section 8 of the
                    Investment Company Act.

          (e) [ ] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

          (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

          (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

          (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

          (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

          (j)  [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     Not applicable.

ITEM 4.   OWNERSHIP

     Cirrus Trust has indirect beneficial ownership of shares of the Company's Common Stock covered by this Schedule 13G, which shares are owned of record by Cirrus Trust's wholly-owned subsidiary, Resolute Investments, Inc., a Bahamian corporation, as follows:

     (a)  Amount beneficially owned: 13,427,397.

     (b)  Percent of class: 34.0%.

     (c)  Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote 13,427,397.
          (ii)  Shared power to vote or to direct the vote 0.
          (iii) Sole power to dispose or to direct the disposition of 13,427,397.
          (iv)  Shared power to dispose or to direct the disposition of 0.


ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     Not applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     Not applicable.


                                  Page 4 of 5

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ITEM 7.   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
          SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

     Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

     Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

     Not applicable.

ITEM 10.  CERTIFICATION

     Not applicable.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        October 8, 2002
                                        ----------------------------------------
                                        Date

                                        CIRRUS TRUST

                                        By: TRADEWINDS TRUST CO., LTD.,
                                            as Trustee


                                        By: /s/ Hugh D. McLean
                                            ------------------------------------
                                            Name:  Hugh D. McLean
                                            Title: Manager








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